                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                              -----------------------

                                   SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (AMENDMENT No. 1)

                              -----------------------

                          RESOURCES PENSION SHARES 5, L.P.
                           a Delaware Limited Partnership
                             (Name of Subject Company)

                           PRESIDIO RPS ACQUISITION CORP.
                                      (Bidder)

                               PRESIDIO CAPITAL CORP.
                                    (Co-Bidder)

                       UNITS OF LIMITED PARTNERSHIP INTEREST
                                  (Title of Class
                                   of Securities)

                                        NONE
                               (CUSIP Number of Class
                                   of Securities)

                              -----------------------

          Allan B. Rothschild                        Copy to:
     Presidio RPS Acquisition Corp.               Mark I. Fisher
         411 West Putnam Avenue                  Todd J. Emmerman
          Greenwich, CT  06830                 Rosenman & Colin LLP
            (203) 862-7051                      575 Madison Avenue
                                          New York, New York 10022-2585
                                                 (212) 940-8800

                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                        Communications on Behalf of Bidder)

                             Calculation of Filing Fee

-------------------------------------------------------------------------------
             Transaction                                 Amount of
              Valuation*                                 Filing Fee
              ----------                                 ----------
             $13,000,000                                  $2,600.00
-------------------------------------------------------------------------------

  *For purposes of calculating the filing fee only. This amount assumes the purchase of 2,000,000 Limited Partnership Interests ("Units") of the subject company for $6.50 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  $2,400.00     Filing Party: PRESIDIO RPS ACQUISITION
                                                     CORP.

Form or registration no.:  SCHEDULE 14D-1    Date Filed:  FEBRUARY 18, 1998
                           --------------                 -----------------

                              (Continued on following page(s))
                                     (Page 1 of 7 Pages)

CUSIP No.:  NONE                       14D-1                 Page 2 of 7 Pages
            ----

-------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                            PRESIDIO RPS ACQUISITION CORP.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a) / /

                                                                        (b) / /
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          AF; WC
-------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                            / /
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          100 Units
-------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                            / /
-------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Less than .1%
-------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

CUSIP No.:  NONE                    14D-1                     Page 3 of 7 Pages
            ----

-------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                PRESIDIO CAPITAL CORP.
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          N/A
-------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                            / /
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          624,935.33 Units*
-------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                            / /
-------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Approximately 11.1%
-------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO

*    Includes 100 Units owned by Presidio RPS Acquisition Corp.

                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on February 18, 1998 (the "Schedule 14D-1") by Presidio RPS Acquisition Corp. (the "Purchaser"), a Delaware corporation, relating to the tender offer of the Purchaser to purchase up to 2,000,000 of the outstanding Units of Limited Partnership Interest ("Units") of Resources Pension Shares 5, L.P.(the "Partnership"), a Delaware limited partnership, at a purchase price of $6.00 per Unit, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 1.   SECURITY AND SUBJECT COMPANY.

          Item 1(b) is hereby replaced by the following:

     This Schedule relates to the offer by Presidio RPS Acquisition Corp. (the "Purchaser"), a Delaware corporation, to purchase up to 2,000,000 outstanding Units of Limited Partnership Interest ("Units") of the Partnership at $6.50 per Unit net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Units outstanding is set forth in "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          Item 7 is hereby supplemented by adding the following:

     The Purchaser increased the Purchase Price to $6.50 per Unit based in part on the agreement of the holders of approximately 350,000 Units (or persons controlling or influencing the disposition of such Units) to tender such Units pursuant to the Offer. No written agreement currently has been executed with respect to the foregoing.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended by adding the following, which are attached as exhibits:

          (a)(4)    Letter to Unitholders.

                                      Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 1998

                                    PRESIDIO RPS ACQUISITION CORP.




                                    By:  /s/ Allan B. Rothschild
                                         ---------------------------------
                                         Name:   Allan B. Rothschild
                                         Title:  Vice President



                                    PRESIDIO CAPITAL CORP.




                                    By:  /s/ Allan B. Rothschild
                                         ---------------------------------
                                         Title: Executive Vice President

                                     Exhibit Index

                                                              Sequentially
Exhibit No.                   Description                    Numbered Page
-----------                   -----------                    -------------
(a)(4)         Letter to Unitholders. . . . . . . . . . . .








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